September 11, 2018

Via EDGAR

Mr. John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Office of Beverages, Apparel and Mining

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal of Request for Qualification for
Esoteric Brewing Company, LLC Regulation A Offering Statement
on Form 1-A (File No. 024-10840)

Dear Mr. Reynolds:

Esoteric Brewing Company, LLC (“Company”) hereby respectfully withdraws its request to accelerate qualification by September 11 at 4:30 PM.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (513) 549-9483.

Sincerely,

ESOTERIC BREWING COMPANY, LLC

By:	/s/ Brian Jackson
Name:	Brian Jackson
Title:	Manager

c:    Mr. Jonathan Burr, SEC